biorestorative therapies

September 20, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Reynolds

Re: **BioRestorative Therapies, Inc.**
Withdrawal of Registration Statement on Form S-1 (File No. 333-220843)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), BioRestorative Therapies, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1, originally filed with the Commission on October 5, 2017, File No. 333-220843, together with all exhibits thereto (the "Registration Statement"), effective immediately.

The Company has determined to withdraw the Registration Statement based upon its further evaluation of the need for the Registration Statement at this time. No shares of the Company's Common Stock have been or will be offered or sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at BioRestorative Therapies, Inc., 40 Marcus Drive, Suite One, Melville, New York 11747, facsimile number (631) 760-8414, with a copy to Company's

counsel, Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, 9th Floor, East Meadow, New York 11554, facsimile number (516) 296-7111, attention Fred Skolnik.

If you have any questions or require further information, please contact Fred Skolnik of Certilman Balin Adler & Hyman, LLP at (516) 296-7048.

Very truly yours,

BIORESTORATIVE THERAPIES, INC.

_/s/ Mark Weinreb_______________
Mark Weinreb
Chief Executive Officer